EDAP Fourth Quarter and Full Year 2011 Results

Fourth Quarter 2011 Results

EDAP TMS SA (“EDAP” or the “Company”) had total consolidated revenue for the fourth quarter 2011 was EUR 7.5 million (USD 10.1 million), a 6% decrease compared to EUR 8.0 million (USD 10.8 million) for the fourth quarter 2010 and a 23% increase compared to EUR 6.1 million (USD 8.6 million) for the third quarter 2011.

Total revenue for the HIFU division was EUR 1.8 million (USD 2.4 million) for the fourth quarter 2011, compared to EUR 2.0 million (USD 2.6 million) for the same period last year. Results for the fourth quarter 2011 reflected the sale of one Ablatherm-HIFU device, as compared to two devices sold in the same period last year.

For the three months ended December 31, 2011, total revenue for the lithotripsy division was EUR 5.8 million (USD 7.8 million), compared to EUR 6.1 million (USD 8.1 million) during the year ago period. During the fourth quarter 2011, the Company recorded sales of sixteen lithotripsy machines, comprised of seven Sonolith i-move devices, five Sonolith i-sys devices and four Sonolith Praktis devices, compared to a total of twenty devices sold in the fourth quarter of 2010.

Gross profit for the fourth quarter 2011 was EUR 2.8 million (USD 3.8 million), compared to EUR 3.0 million (USD 4.0 million) for the year ago period. Gross profit margin was 37.2% in the fourth quarter 2011, largely stable compared to 37.6% in the year ago period.

Operating expenses were EUR 3.2 million (USD 4.3 million) for the fourth quarter 2011, down 7% from EUR 3.4 million (USD 4.6 million) for the same period in 2010. Operating loss was EUR 371,000 (USD 499,000) for the fourth quarter 2011, compared to EUR 371,000 (USD 496,000 million) in the fourth quarter of 2010. Excluding operating expenses of EUR 154,000 (USD 207,000) associated with the U.S. FDA ENLIGHT clinical trial for Ablatherm-HIFU, fourth quarter 2011 operating loss was EUR 217,000 (USD 292,000).

Net loss for the fourth quarter 2011 was EUR 579,000 (USD 779,000), or EUR 0.04 per diluted share (USD 0.06 per diluted share), as compared to net loss for the fourth quarter of 2010 of EUR 7.2 million (USD 9.7 million), or EUR 0.56 per diluted share (USD 0.74 per diluted share). Net income for the fourth quarter 2011 included a non-cash interest expense of EUR 23,000 to adjust the Company’s outstanding convertible debt and warrants to fair market value.

At December 31, 2011, cash and cash equivalents, including short-term treasury investments, were EUR 6.5 million (USD 8.4 million), which reflected the stabilization of Company’s cash position. The Company was cash flow positive during the fourth quarter 2011 and generated EUR 1.0 million as a result of strong cash management.

Full Year 2011 Results

EDAP’s total consolidated revenue for the full year ended December 31, 2011 was EUR 22.3 million (USD 31.2 million), as compared to EUR 23.7 million (USD 31.3 million) for the full year 2010.   The 2011 revenue included the sale of 40 lithotripsy devices that featured a higher average selling price due to product innovation.

Gross profit for the full year 2011 was EUR 8.9 million (USD 12.4 million) and operating loss was EUR 2.5 million (USD 3.5 million), compared to EUR 9.5 million (USD 12.5 million) and EUR 3.8 million (USD 5.0 million), respectively, for the same period 2010.  The revenue shift was reflected in the lower gross profit, but was more than offset by reductions in operating expenses, which were EUR 11.4 million (USD 15.9 million) for the full year 2011, compared to EUR 13.3 million (USD 17.5 million) for the same period 2010.

Net loss for the full year 2011 was EUR 939,000 (USD 1.3 million), or EUR 0.07 per diluted share. The full year 2011 net loss included a non-cash interest income of EUR 2.4 million (USD 3.4 million) to adjust the Company’s convertible debt and outstanding warrants to fair value, and to reduce the outstanding convertible debt.

Recent Developments

In January 2012, EDAP streamlined its capital structure by exchanging its outstanding convertible debt and warrants for USD 10.0 million 9% non-convertible term notes due June 30, 2014.

In December 2011, EDAP installed its second Sonolith i-move lithotripter at USC Medical Center in Los Angeles and UC San Diego following the receipt of the US 510 clearance in August 2011 and expanded its U.S. sales pipeline to include a third device in its backlog that is on track to be delivered and installed in the first half of 2012.

In February 2012, EDAP’s Ablatherm-HIFU was featured in seven poster presentations supporting its efficacy for the treatment of localized prostate cancer at the 27th Annual European Association of Urology (EAU) Congress held in Paris, France.  The comprehensive data validates the international urology community’s support for Ablatherm-HIFU as a complement to surgery in addressing prostate cancer and EDAP’s proven ability to bring minimally invasive treatment to younger patients seeking effective treatments that afford quality of life preservation.

Forward-Looking Statements
In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections “Cautionary Statement on Forward-Looking Information” and “Risk Factors” in the Company’s Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three Months Ended:		Three Months Ended:
	December 31, 2011 Euros	December 31, 2010 Euros	December 31, 2011 $US	December 31, 2010 $US
Sales of medical equipment	4.924	5,671	6,626	7,599
Net Sales of RPP and Leases	1,213	1,064	1,632	1,426
Sales of spare parts, supplies and Services	1,394	1,302	1,877	1,745
TOTAL NET SALES	7,531	8,037	10,134	10,769
Other revenues	(7)	1	(10)	1
TOTAL REVENUES	7,523	8,038	10,124	10,770
Cost of sales	(4,725)	(5,013)	(6,358)	(6,717)
GROSS PROFIT	2,798	3,025	3,766	4,053
Research & development expenses	(591)	(675)	(795)	(904)
S, G & A expenses	(2,579)	(2,721)	(3,470)	(3,646)
Total operating expenses	(3,170)	(3,396)	(4,265)	(4,550)
OPERATING PROFIT (LOSS)	(371)	(371)	(499)	(496)
Interest (expense) income, net	(233)	(6,851)	(313)	(9,180)
Currency exchange gains (loss), net	287	81	386	109
Other income (loss), net	3	2	5	3
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(313)	(7,138)	(422)	(9,565)
Income tax (expense) credit	(266)	(86)	(357)	(115)
NET INCOME (LOSS)	(579)	(7,224)	(779)	(9,680)
Earning per share – Basic	(0.04)	(0.56)	(0.06)	(0.74)
Average number of shares used in computation of EPS	13,345,004	13,008,401	13,345,004	13,008,401
Earning per share – Diluted	(0.04)	(0.56)	(0.06)	(0.74)
Average number of shares used in computation of EPS for positive net income	13,317,115	13,496,394	13,317,115	13,496,394

NOTE:  Translated for convenience of the reader to U.S. dollars at the 2011 average three months noon buying rate of 1 Euro = 1.3457USD, and 2010 average three months noon buying rate of 1 Euro = 1.3399 USD.

	Twelve Months Ended:		Twelve Months Ended:
	December 31, 2011 Euros	December 31, 2010 Euros	December 31, 2011 $US	December 31, 2010 $US
Sales of medical equipment	12,399	13,135	17,361	17,358
Net Sales of RPP and Leases	4,508	4,689	6, 312	6,197
Sales of spare parts, supplies and Services	5,365	5,378	7,511	7,107
TOTAL NET SALES	22,272	23,202	31,184	30,662
Other revenues	20	506	28	669
TOTAL REVENUES	22,292	23,708	31,212	31,331
Cost of sales	(13,435)	(14,253)	(18,811)	(18,836)
GROSS PROFIT	8,857	9,455	12,401	12,495
Research & development expenses	(2,436)	(3,268)	(3,411)	(4,318)
S, G & A expenses	(8,917)	(10,005)	(12,486)	(13,222)
Total operating expenses	(11,353)	(13,272)	(15,897)	(17,540)
OPERATING PROFIT (LOSS)	(2,497)	(3,818)	(3,496)	(5,045)
Interest (expense) income, net	1,522	(8,844)	2,131	(11,688)
Currency exchange gains (loss), net	482	884	675	1,168
Other income (loss), net	(50)	-	(70)	-
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(543)	(11,778)	(761)	(15,565)
Income tax (expense) credit	(395)	(939)	(553)	(1,241)
NET INCOME (LOSS)	(938)	(12,717)	(1,314)	(16,806)
Earning per share – Basic	(0.07)	(0.98)	(1.10)	(1.29)
Average number of shares used in computation of EPS	13,345,004	13,008,401	13,345,004	13,008,401
Earning per share – Diluted	(0.07)	(0.98)	(1.10)	(1.29)
Average number of shares used in computation of EPS for positive net income	13,353,985	13,094,235	13,353,985	13,094,235

NOTE:  Translated for convenience of the reader to U.S. dollars at the 2011 average twelve months noon buying rate of 1 Euro = 1.4002 USD, and 2010average twelve months noon buying rate of 1 Euro = 1.3215 USD.

EDAP TMS S.A.
CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars)

	Dec. 31, 2011 Euros	Sept. 30, 2011 Euros	Dec. 31, 2011 $US	Sept. 30, 2011 $US
Cash, cash equivalents and short term investments	6,472	5,482	8,396	7,373
Total current assets	26,740	25,915	34,691	34,855
Total current liabilities	20,757	12,530	26,930	16,853
Shareholders’ Equity	8,713	9,347	11,303	12,572

NOTE:  Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.2974 USD, on December 31, 2011 and at the noon buying rate of 1 Euro = 1.3450 USD, on September 30, 2011.

EDAP TMS S.A.
CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
TWELVE MONTHS ENDED DECEMBER 31, 2011
(Amounts in thousands of Euros)

	HIFU Division		UDS Division		FDA Trials	Corporate	Total After Consolidation
Sales of goods	1,442		10,957				12,399
Sales of RPPs & Leases	3,270		1,238				4,508
Sales of spare parts & services	1,153		4,212				5,365
TOTAL NET SALES	5,865		16,407				22,272
Other revenues	20		-				20
TOTAL REVENUES	5,885		16,407				22,292
GROSS PROFIT	3,264	56%	5,592	34%			8,857	40%
Research & Development	(950)		(792)		(694)		(2,436)
Total SG&A plus depreciation	(2,571)		(4,679)		(79)	(1,588)	(8,917)
OPERATING PROFIT (LOSS)	(257)		122		(773)	(1,588)	(2,497)